N E W S   R E L E A S E

TALISMAN ENERGY ANNOUNCES STRATEGIC PARTNERSHIP WITH SASOL IN MONTNEY SHALE -- C$ 1,050 MILLION FARRELL CREEK ASSET SALE

CALGARY, Alberta – December 19, 2010 – Talisman Energy Inc. today announced it has reached agreement to create a strategic partnership with Sasol Limited to develop the Farrell Creek assets in Talisman’s Montney shale play in northeastern British Columbia. Talisman will sell a 50% working interest in its Farrell Creek assets to Sasol for a total consideration of C$ 1,050 million.

“This is a strategic move towards unlocking some of the value of our Montney assets for us and our new partner, consistent with the strategy of de-risking and developing Talisman’s very large shale opportunities in the region,” said John A. Manzoni, President & CEO of Talisman.

“We believe this transaction reflects the quality and potential of our broader Montney position. We are delighted to have Sasol as a partner.  They are a world-class company and their expertise will enable us to jointly explore the option of a GTL facility in western Canada.”

This transaction allows Talisman to develop the Farrell Creek area and unlock some of the value of the estimated 44 tcfe of net contingent resource held across its Montney shale play. Farrell Creek represents approximately 22% (9.6 tcfe) of Talisman’s resource potential in the play and about 27% (51,000 net acres) of the company’s 190,000 net Tier 1 acres of land in the Montney. Sasol will pay 25% of the consideration (approximately $260 million) in cash at closing and carry 75% of Talisman’s future capital commitments in the Farrell Creek area to a total of approximately $790 million.

“The acquisition of this high quality natural gas asset will accelerate our upstream growth while also advancing Sasol’s already strong GTL value proposition,” said Sasol chief executive, Pat Davies.

“In partnering with a credible international shale gas operator such as Talisman, we reap the dual benefit of leveraging their experience, as we grow our own shale gas expertise,” Davies said.

The play has been largely de-risked and production at Farrell Creek is expected to exit this year at between 40-60 mmcfe/d.  Talisman’s processing facilities at Farrell Creek have been expanded to 120 mmcf/d and the company has secured over 500 mmcf/d of egress capacity from the region.

As part of the agreement, the partners have agreed to conduct a feasibility study around the economic viability of a facility in western Canada to convert natural gas to liquid fuels, using Sasol’s commercial Gas to Liquids (GTL) technology. This could provide a strategic alternative to traditional North American pipeline or LNG marketing. The outlook for GTL could be very positive if North American natural gas prices continue to decouple from oil prices. The GTL process produces premium, clean liquids fuels.

Sasol will acquire a 50% working interest in all Talisman lands, existing wells and processing facilities in the Farrell Creek region. Talisman and Sasol will each own 50% of the Farrell Creek assets, with Talisman as operator of the partnership. Talisman and Sasol have also agreed to collaborate on certain other western Canadian natural gas opportunities. Closing is expected in the first half of 2011.

Sasol Ltd is an integrated energy and chemicals company. Sasol is one of two companies with commercial GTL technology, with operating GTL projects in South Africa and Qatar, a project under construction in Nigeria and proposed developments in a number of countries around the world. Sasol is looking at expanding its proprietary GTL technology in new markets. Sasol is listed on the Johannesburg and New York Stock Exchanges, with a market capitalization of approximately US$ 30 billion.  The company is also active in exploration and development across Africa and Asia.

Goldman, Sachs & Co. and Jefferies & Company acted as advisors for Talisman on this transaction.

Talisman Energy Inc. is a global, diversified, upstream oil and gas company, headquartered in Canada. Talisman’s three main operating areas are North America, the North Sea and Southeast Asia.  The Company also has a portfolio of international exploration opportunities. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto and New York stock exchanges under the symbol TLM. Please visit our website at www.talisman-energy.com.

For further information, please contact:
Media and General Inquiries:                                                                                     Shareholder and Investor Inquiries:

David Mann, Vice-President                                                                                     Christopher J. LeGallais, Vice-President
Corporate & Investor Communications                                                                    Investor Relations
Phone:         403-237-1196  Fax:  403-237-1210                                                           Phone:           403-237-1957  Fax: 403-237-1210
Email:           tlm@talisman-energy.com                                                                      Email:            tlm@talisman-energy.com

Advisories
Forward-Looking Information

This news release contains information that constitutes “forward-looking information” or “forward-looking statements” (collectively “forward-looking information”) within the meaning of applicable securities legislation. This forward-looking information includes, among others, statements regarding: business strategy, priorities and plans; planned development and future capital commitments; expected exit rates for production at Farrell Creek; future consideration of alternative marketing options for GTL technology and the potential outlook for GTL in North America; potential collaboration on western Canadian natural gas opportunities; the expected time to closing of the acquisition; and other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

Undue reliance should not be placed on forward-looking information. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this news release. The material risk factors include, but are not limited to: the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, market demand and unpredictable facilities outages; risks and uncertainties involving geology of oil and gas deposits; uncertainty related to securing sufficient egress and markets to meet shale gas production; the uncertainty of reserves and resources estimates, and underlying reservoir risk; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; fluctuations in oil and gas prices, foreign currency exchange rates and interest rates; the outcome and effects of any future acquisitions and dispositions; health, safety and environmental risks; changes in general economic and business conditions; and the possibility that government policies or laws may change or governmental approvals may be delayed or withheld.

The foregoing list of risk factors is not exhaustive. Additional information on these and other factors which could affect the Company’s operations or financial results or strategy are included in Talisman’s most recent Annual Information Form. In addition, information is available in the Company’s other reports on file with Canadian securities regulatory authorities and the SEC.  Forward-looking information is based on the estimates and opinions of the Company’s management at the time the information is presented. The Company assumes no obligation to update forward-looking information should circumstances or management’s estimates or opinions change, except as required by law.   Closing of the transaction will be subject to receipt of all necessary regulatory approvals and completion of definitive agreements.

Talisman defines “Tier 1” acreage as top quality acreage with an expected breakeven of approximately USD $4/mcf.

Oil and Gas Information

In this news release, Talisman discloses contingent resources as at July 1, 2010.  Where not otherwise indicated, the contingent resources included in this news release are best estimates.  Contingent resources are defined as those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies.  In North America, the contingencies that prevent the resources from being classified as reserves are: additional testing; production and performance appraisal activities; demonstration of economic viability; facilities and egress; access to equipment and services; frac technology; commodity prices and regulatory approvals.  There is no certainty that it will be commercially viable to produce any portion of the resources.  Any resource data contained in this news release reflects Talisman’s internal estimates of its resources.

Where not otherwise indicated, production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the U.S., net production volumes are reported after the deduction of these amounts. U.S. readers may refer to the table headed “Continuity of Proved Net Reserves” in Talisman’s most recent Annual Information Form for a statement of Talisman’s net production volumes.

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